QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(B)

WILLIS LEASE FINANCE CORPORATION
EMAIL TO EMPLOYEES REGARDING MODIFIED DUTCH AUCTION TENDER OFFER

Dear WLFC Employees:

        Today, we officially launched our modified "Dutch auction" tender offer for up to 516,129 shares of our common stock at a price between $15.50 and $18.00 per share for an aggregate purchase price of no more than $8 million (the "Tender Offer"). This Tender Offer was approved by our Board of Directors (the "Board") at its November 13, 2015 meeting. We launched the Tender Offer because we believe in the long-term value and continuing success of Willis Lease Finance Corporation ("WLFC" or the "Company"). We are fortunate that because of all of your hard work, the Company has generated a significant amount of cash flow in past years. As it is the responsibility of senior management and our Board to determine the best use of our cash reserves, we have been working with the Board diligently to find new and efficient ways to utilize our financial resources. After considering various factors, the Board believes that this Tender Offer provides an efficient and prudent method of returning cash to our stockholders, including our employees, while providing and preserving long-term stockholder value.

        In connection with the launch of the Tender Offer, we have filed with the U.S. Securities and Exchange Commission (the "SEC") the required materials that provide information regarding the specifics of the Tender Offer. In addition to these publicly available materials, we are providing the information below which we hope will answer some of your questions.

        It's your effort and passion for our business that have made all these opportunities possible and I thank you for that. Let's keep it up!

Charles Willis

WILLIS LEASE FINANCE CORPORATION
EMPLOYEE FREQUENTLY ASKED QUESTIONS
REGARDING MODIFIED DUTCH AUCTION SHARES REPURCHASE

What action is WLFC taking?

        The Company is offering to repurchase up to 516,129 shares of its common stock for an aggregate purchase price not to exceed $8 million. The Tender Offer is expected to commence on Tuesday, November 17, 2015. The Company's obligation to purchase shares in the Tender Offer is subject to the conditions that are described in the offer to purchase and other Tender Offer documents filed with SEC.

Why is WLFC making the Tender Offer?

        Our Board of Directors believes that the Tender Offer provides an efficient method of returning capital to our stockholders while building long-term stockholder value. We further believe that the Tender Offer is a prudent use of our financial resources given our confidence in our long-term financial outlook, the strength of our balance sheet, and our potential growth opportunities. The Tender Offer represents the opportunity for WLFC to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders' proportionate interests in WLFC.

Following the Tender Offer, will WLFC continue as a public company?

        Yes. The completion of the Tender Offer in accordance with its terms and conditions will not cause WLFC's shares to cease to be quoted on The Nasdaq Global Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

Will the Tender Offer have any impact on the business operation of the company and my employment?

        The Company will continue its business operations as usual without interruption. The Tender Offer does not affect your employment.

What will the purchase price for the shares be?

        WLFC is offering to repurchase up to 516,129 shares through a modified "Dutch auction." A modified "Dutch auction" is a type of tender procedure that allows stockholders to choose a price or prices within the designated price range—in this case, between $15.50 and $18.00 per share—at which they would be willing to sell their shares back to WLFC. The stockholder also has the option to tender their shares without specifying a price, in which case the shares will be repurchased at the final repurchase price determined by WLFC. WLFC will select the lowest single purchase price within that price range that will enable the Company to purchase up to $8 million in aggregate value of our common stock, or a lower amount depending on the number of shares properly tendered, not properly withdrawn from and accepted pursuant to the Tender Offer. WLFC will pay this final purchase price in cash, without interest, for all the shares purchased under the Tender Offer, even if some of the shares are tendered at a price below the purchase price.

Can employees participate in the Tender Offer?

        Many of our employees are also stockholders and can participate in the Tender Offer. Neither management nor the Board of Directors has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each stockholder should review the Tender Offer documentation and consult with his or her own financial and tax advisors to determine whether to participate in the Tender Offer.

Will the WLFC's Directors and Executive Officers participate in the Tender Offer?

        Our directors and executive officers do not intend to tender their shares in the Tender Offer, except Donald A. Nunemaker, the Company's President, and Bradley S. Forsyth, the Company's Chief Financial Officer, who have indicated their non-binding intention to tender 9,000 shares and 11,000 shares, respectively. As of November 13, 2015, Mr. Nunemaker and Mr. Forsyth own 60,691 shares and 44,763 shares, respectively, which for each is less than 1% of the Company's outstanding shares. As you may know, Donald Nunemaker plans to retire as President, effective March 31, 2016, or shortly thereafter.

Has WLFC or the Board of Directors adopted a position on the Tender Offer?

        Our Board of Directors has approved the Tender Offer. However, neither management nor the Board of Directors, and neither the dealer manager for the Tender Offer nor the information agent for the Tender Offer, has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in the offer to purchase and in the letter of transmittal, including the Company's reasons for making the Tender Offer.

How do I tender my share?

        The Tender Offer will expire at 5:00 p.m., New York City time, on December 16, 2015, unless the Tender Offer is extended or terminated. All stockholders will be mailed or receive information beginning on or about Tuesday, November 17, 2015. Details concerning the process for tendering shares are contained in the Tender Offer documentation and instructions. Information also can be obtained by contacting D.F. King & Co., Inc. ("D.F. King"), the Company's information agent, by phone at (866) 796-7181 (Toll Free) or by email at infoagent@dfking.com.

        If you hold your shares in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your share, it is likely that they will have an earlier deadline for you to act to instruct them to accept the Tender Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

What if I do not want to participate in the Tender Offer?

        If you do not wish to participate in the Tender Offer, you do not need to take any action.

How does this decision impact employees?

        Employees who are stockholders of the Company receive the same benefits as all other stockholders of the Company.

Does this impact employee equity awards?

        The Tender Offer applies to issued shares of WLFC common stock. Therefore unvested restricted stock may not be tendered and are not affected. Shares issued as the result of vesting of employee equity awards and held by an employee are eligible to participate in the Tender Offer. If you are a holder of an award of vested restricted stock and the underlying shares are issued to you prior to the Tender Offer's expiration time, you may tender the net shares you hold from such issuance in the Tender Offer, subject to the terms and conditions of the Tender Offer.

        Details concerning the process for tendering shares are contained in the Tender Offer documentation and instructions.

Does this impact shares that I have purchased through the Company's ESPP program?

        Yes, employees who hold shares that they purchased shares through the Company's ESPP may elect to tender some or all of those shares. The process for tendering shares is contained in the Tender Offer documentation and instructions. Employees wishing to tender ESPP shares should be aware that the "disqualifying disposition" rules may apply. You should review the Tender Offer documentation and consult with your own financial and tax advisors to determine whether to participate in the Tender Offer.

Will I have to pay brokerage commissions if I tender my shares?

        If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.

What are the tax consequences if I tender my shares?

        The tax consequences of the Tender Offer are complex and will differ depending upon each stockholder's particular circumstances. We strongly encourage each stockholder to read the Tender Offer documents and seek tax advice before deciding whether to participate in the Tender Offer. Generally, U.S. stockholders whose shares are repurchased by the Company will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. Your receipt of cash for tendered shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares.

Will I have to pay any shares transfer tax if I tender my shares?

        If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any shares transfer tax.

Whom can I talk to if I have questions?

        For additional information or assistance, you may contact D.F. King, the information agent, at (866) 796-7181 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager at (888) 803-9655 (toll-free).

        This email, as well asaccompanying frequently asked questions and corresponding answers, are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The Tender Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company's Tender Offer statement on Schedule TO filed today with the Securities and Exchange Commission (the "SEC") in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they each contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D.F. King, the information agent for the Tender Offer, by telephone at: (866) 796-7181 (toll-free), or in writing to: infoagent@dfking.com.

        You are urged to read these materials, as well as any additional Tender Offer documents filed with the SEC, carefully prior to making any decision with respect to the Tender Offer, including the various terms and conditions of the Tender Offer.

QuickLinks

  Exhibit (a)(5)(B)
WILLIS LEASE FINANCE CORPORATION EMAIL TO EMPLOYEES REGARDING MODIFIED DUTCH AUCTION TENDER OFFER